May 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Ms. Mindy Hooker
Mr. Kevin Stertzel

Re:	Cryptyde, Inc.
Form 10
Filed November 8, 2021
File No. 001-41033

Ladies and Gentlemen:

On behalf of Cryptyde, Inc. (the “Company” or “Cryptyde”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 30, 2022 (the “Comment Letter”), to Brian McFadden, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 3”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.3 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the information statement attached as Exhibit 99.1 to Amendment No. 3 and forming a part thereof. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

U.S. Securities and Exchange Commission

May 6, 2022

Form 10-12B/A Filed March 18, 2022

Exclusive Forum Selection, page 79

1.	We note your disclosure that your certificate of incorporation will not include actions arising under the under the Securities Act or Exchange Act. Paragraph Eighth of your certificate of incorporation, filed as exhibit 3.1 to your information statement, provides that in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any action including claims brought under the Securities Act or the Exchange Act “the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware...” Please revise your disclosure to address this inconsistency. Further, please provide risk factor disclosure that clearly and prominently describes your exclusive forum provision, describe any risks or other impacts on investors, and addresses any uncertainty about enforceability.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 3, page 78, has been revised to state the Company’s exclusive forum provision as provided in the Company Certificate of Incorporation. Amendment No. 3 has also been revised to include a risk factor that describes the exclusive forum provision, the risks and impact it may have on investors and notes uncertainty about enforceability. The risk factor is on page 27 of Amendment No. 3, and copied below.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the (i) Court of Chancery (the “Chancery Court”) of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of TYDE, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of TYDE to TYDE or TYDE’s stockholders, (C) any action asserting a claim against the TYDE or any director, officer, stockholder, employee or agent of the TYDE arising out of or relating to any provision of the DGCL, TYDE’s Certificate of Incorporation or TYDE’s Bylaws, or (D) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of TYDE governed by the internal affairs doctrine of the State of Delaware. Notwithstanding the foregoing, in the event that the Chancery Court lacks subject matter jurisdiction over any such action or proceeding, including in the event claims are brought under the Securities Act or the Exchange Act, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the proposed charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

* * *

U.S. Securities and Exchange Commission

May 6, 2022

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner, Esq.

cc:	Brian McFadden, Cryptyde, Inc.
Bruce Newsome, Esq., Haynes and Boone, LLP